United States securities and exchange commission logo





                          July 19, 2023

       Ngai Ngai Lam
       Chief Executive Officer
       China Liberal Education Holdings Ltd
       Room 805, Block 15
       No. A1 Chaoqian Road, Science and Technology Park
       Changping District
       Beijing, 102200
       People   s Republic of China


                                                        Re: China Liberal
Education Holdings Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed July 14, 2023
                                                            File No. 333-273266

       Dear Ngai Ngai Lam:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Nalbantian at 202-551-7470 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Ying Li